Exhibit 4(a)(i)-D

English Summary of Agreement relating to the Establishment of
HOT Telecom Ltd., dated October 2003

An Agreement dated October 2003, as amended in November 2003 (the “Agreement”) was signed among Domestic Operator – Limited Partnership (“Tevel”), Matav Investments Ltd. (“Matav”), and Telecom Gold 2001 – Limited Partnership (“Golden Channels”) (Tevel, Matav and Golden Channels are referred to individually as a “Party”, and collectively as, the “Parties”).

Under the Agreement, the Parties agreed to establish a company (with the liability of its shareholders limited) under Israeli law (the “Company”), under the name HOT Telecom.

The Agreement provides that authorized share capital of the Company is to be NIS 1,000 divided into 10,000 ordinary shares of nominal value NIS 0.01 each.

The Company will issue shares to the parties in consideration for payment of their nominal value, as follows:

•	Tevel –3,236 ordinary shares

•	Golden Channels – 4,107 ordinary shares

•	Matav –2,657 ordinary shares

Simultaneously with the issuance of such shares, the Parties are to be issued rights in a limited partnership through which the Parties will establish and operate telephony services according to the Agreement and in which the Company shall serve as general partner (the “Limited Partnership”). Each Party’s rights in the Limited Partnership will be according to the same relative percentage shareholding in the Company.

Each Party’s percentage shareholding in the Company will change from time to time, such that it will be identical to such Party’s percentage holding of rights in the Limited Partnership.

The Board of Directors of the Company is to consist of 6 directors. Each Party is entitled to appoint (and replace) 2 directors for so long as such Party holds at least 10% of the issued and paid capital of the Company. The relative voting rights of the directors will be in accordance with the percentage shareholding in the Company of the Party that appointed them. A quorum of the Board of Directors requires the presence of at least one director appointed by each Party. Certain actions require the affirmative vote of holders of 90% of the rights in the Limited Partnership, or the consent of at least one director appointed by each Party. Certain actions require the affirmative vote of holders of 80% of the rights in the Limited Partnership or the affirmative vote of directors representing at least 80% of the voting rights on the Board of Directors.

The objective of the Company is to serve as general partner of the Limited Partnership. The Company will hold 1% of the rights in the Limited Partnership.

The Parties agree to perform the Business Plan attached as Annex “A” to the Agreement or any other plan adopted by the Company in accordance with the Agreement and which meets the conditions of the approval of the Controller of Restrictive Business Practices to the proposed merger of the three cable companies. The Parties commit to provide financing to the Company in accordance with the Agreement and the Business Plan. A party that fails to provide its portion of the required financing will be subject to dilution of its shareholdings in the Company.

Each Party or group of Parties that hold 25% of the issued and paid shares of the Company or 25% of the rights in the Limited Partnership shall be entitled to terminate the employment of the General Manager of the Limited Partnership.

The Agreement includes provisions relating to the operation of the Limited Partnership, including with respect to the use of each Party’s cable networks.

The ability of the Parties to transfer or pledge their shares in the Company are subject to certain limitations.

The relevant affiliates of the Parties undertake to make their respective parts of the cable network available to the Company and/or the Limited Partnership, and all of such affiliates that have cable broadcast licenses guarantee the obligations of the Party (belonging to the same group of companies) under the Agreement. The foregoing obligations will also apply to any transferee of parts of the cable network or the cable broadcast licenses, as applicable.

In the event the proposed full merger of the cable companies takes place within 36 months of the date of signature of the Agreement, all of the shares and business of the Company, including the business of the Limited Partnership, will be transferred to the merged entity.

Disputes arising out of the Agreement are to be resolved by arbitration before one arbitrator.